EXHIBIT 20

CONTACT:            BRUCE SIMONS     802-747-5427
FOR RELEASE:        IMMEDIATE


       CENTRAL VERMONT ANNOUNCES NEW CORPORATE STRATEGY
            TO POSITION ITSELF FOR FUTURE GROWTH
                 IN COMPETITIVE MARKETPLACE

   RUTLAND Nov. 9, 1994 -- Recognizing the need for financial flexibility in the face of an increasingly competitive marketplace, the Board of Directors of Central Vermont Public Service (NYSE: CV) yesterday approved a series of steps to control costs and rates and assure the company's success into the next century. This new corporate strategy involves:
  * A dividend targeted at approximately 60 percent of sustainable earnings. In light of the new policy, it is anticipated that the current annual dividend of $1.42 will be reduced 44 percent to $.80 effective with the first quarter dividend declaration in 1995. The dividend payment level will be reviewed regularly in light of capital needs, projected earnings levels and other relevant factors.
  * A common stock repurchase program. The company's directors have authorized the purchase of up to 2 million shares of its outstanding common stock in open market transactions.
  * A new strategic plan to provide earnings growth and cost stability.
  * A further reduction in corporate spending to ensure that only projects and activities critical to reliable, cost-effective operations are funded.

  "These actions are part of a plan to both control costs and rates, and assure the company's growth and profitability into the next century. They will allow us to retain more capital in the business, provide increased financial flexibility and assure our ability to take advantage of opportunities for growth," said CV President Thomas C. Webb.

  Webb continued, "The company has to shift from operating in a fully regulated environment to operating successfully in what is becoming a more competitive, price sensitive environment. In the future, more of the company's total return to shareholders will come from increases in the dividend and stock price and less from the dividend yield. CV's actions today, driven by the need to be more competitive, will result in a yield that is more reflective of a growth stock, rather than the traditional high yield utility."

  Recognizing the Public Service Board's proposal, made in the recent rate order, to join in a cooperative effort to address restructuring and regulatory reform of the industry, Webb said "This offer of joint problem solving with our regulators is very welcome and we are anxious to begin discussions."

  Webb went on to describe CV's new strategic plan which has to provide the earnings growth necessary to support dividend increases over the coming years. The plan, he said, "focuses on protecting and expanding the core business through marketing new environmentally sensitive, electric technologies; promoting customer growth through economic development; and expanding the existing unregulated businesses, one of which concentrates in the independent power industry and the other which markets energy-efficient products and services." Both companies operate throughout the U.S. and Canada. CV is alos actively looking for new business opportunities that complement our existing business mix.

  Webb continued, "The endeavor we began last year to identify and eliminate $20 million from our operating costs was only a beginning. We've nearly achieved those savings but our new strategy includes an active, ongoing program to stabilize rates by controlling costs. At the same time, we will continue cost- effective demand-side management programs, particularly focusing on savings opportunities that would otherwise be lost."

  Regulatory uncertainties, slow economic growth, the availability of new technologies and the participation of new power suppliers have left electric utilities without the same degree of stability and predictability of earnings they had in the past.

  Executive Vice President and Chief Operating Officer Robert H. Young commented, "Our new strategic objectives and the less predictable nature of earnings mean it's necessary that we pay a lower ratio of dividends to earnings. In 1993 CV paid shareholders dividends equal to 87 percent of earnings, a level fairly typical across the industry. However, we believe the new payout target of 60 percent of sustainable earnings is an appropriate response to the new industry environment. It will allow us to conserve cash to meet unexpected contingencies and to finace new opportunities while relying less on outside financing.

  "Fewer shares outstanding means that the same level of earnings provides higher earnings per share and that less cash is required for common stock dividends. In addition, the dividend payout ratio will now be low enough to allow the dividend to grow as earnings grow," continued Young. "As this happens, there will be a real opportunity to enhance shareholder value."

  Speaking of the stock buy-back, Young explained, "We expect to purchase up to 2 million shares of common stock. Financing for these purchases will be primarily from internally generated funds. This option will also provide CV with an additional tool for managing our capital structure."


  Talking about the further reduction in corporate spending, Young commented, "We want to ensure that only projects critical to our operations are funded. In light of this, we are deferring some planned expenditures. Working with our partners, we are presently seeking a delay in building the proposed new headquarters building to allow a thorough reevaluation of the project. This move to conserve capital and resources, in combination with our other actions, will help give Central Vermont a more flexible financial position in the future. Achieving that, we'll be able to put more money back into the business and be capable of investing in new business opportunities which will create earnings growth."

  CV Chairman of the Board, F. Ray Keyser Jr., emphasized the board of directors' support for the new corporate direction noting, "Electric utilities across the nation are revisiting their direction and financial policies in light of the evolving competition. I am confident that our program is well thought out and positions CV for success in a competitive deregulated environment."

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